

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 24, 2010

<u>VIA U.S. MAIL AND FAX 49-89-234-955-9744</u>

Dr. Marco Schröter
Member of the Management Board and
 Chief Financial Officer
Infineon Technologies AG
Am Campeon 1-12
D-85579 Neubiberg
Federal Republic of Germany

> **Re: Infineon Technologies AG**
> **Form 20-F for the fiscal year ended September 30, 2009**
> **Filed December 8, 2009**
> **File No. 001-15000**

Dear Dr. Schröter:

    We have reviewed your letter dated February 10, 2010 and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Acknowledgements

1.   Please note that three acknowledgements requested in our previous letter must be signed by an officer of the registrant. Please submit the acknowledgments signed by an appropriate officer.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief at (202) 551-3212.

                                                Sincerely,

                                                Kate Tillan
                                                Assistant Chief Accountant